Exhibit 21.1

SUBSIDIARIES OF OPLINK COMMUNICATIONS, INC.

Name of Entity	Jurisdiction of Formation
Emit Technology Co., Ltd	Taiwan
OCP Asia Investment, Inc.	Taiwan
OCP Asia, Inc.	Taiwan
Oplink China Business Trust	China
Oplink Communications Limited	Hong Kong
Oplink Communications (HK) Limited	Hong Kong
Oplink HK I Limited	Hong Kong
Oplink HK II Limited	Hong Kong
Oplink International Ltd.	Cayman Islands
Oplink Macau Commercial Services Company Limited	Macau, China
Oplink Mobile Limited	Ireland
Oplink Moblie Technology, Inc.	Cayman Islands
Oplink Technology, Inc.	Cayman Islands
Shanghai Oplink Communications, Inc.	Shanghai, China
Taiwan Oplink Communications, Inc.	Taiwan
Wuhan Oplink Smart-Command-Network Technology Co., Ltd	Wuhan, China
Zhuhai FTZ Oplink Communications, Inc.	Zhuhai, China